U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                                   Maple Corp.
                 (Name of Small Business Issuer in its charter)


Nevada                                                                33-0927630
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


23 Corporate Plaza, Suite 180, Newport Beach, California                   92663
(Address of principal executive offices)                              (Zip Code)


                    Issuer's telephone number: (949) 720.7320


Securities to be registered under Section 12(b) of the Act:


        Title of Each Class                Name of Each Exchange on which
        to be so Registered:               Each Class is to be Registered:

                None                                    None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001                   Preferred Stock, Par Value $.001
(Title of Class)                                (Title of Class)


                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010

                                  Page 1 of 17
                      Exhibit Index is specified on Page 16

                                   Maple Corp.
                              a Nevada corporation

                  Index to Registration Statement on Form 10-SB

Item Number and Caption                                                                               Page
1.    Description of Business                                                                           3

2.    Management's Discussion and Analysis of Financial Condition and Results of Operations             8

3.    Description of Property                                                                          10

4.    Security Ownership of Certain Beneficial Owners and Management                                   10

5.    Directors, Executive Officers, Promoters and Control Persons                                     11

6.    Executive Compensation - Remuneration of Directors and Officers                                  11

7.    Certain Relationships and Related Transactions                                                   12

8.    Description of Securities                                                                        12

PART II

1.    Market Price of and Dividends on the Registrant's Common Equity and Related                      14
      Stockholder Matters

2.    Legal Proceedings                                                                                15

3.    Changes in and Disagreements with Accountants                                                    15

4.    Recent Sales of Unregistered Securities                                                          15

5.    Indemnification of Directors and Officers                                                        15

PART F/S

Financial Statements                                                                             F-1 through F-8

PART III

1(a). Index to Exhibits                                                                                16

1(b). Exhibits                                                                                   E-1 through E-34

      Signatures                                                                                       17

Item 1. Description of Business.

Our Background. We were incorporated in Nevada on September 7, 2000, to engage in any lawful undertaking, including, but not limited to, transacting mergers and acquisitions. We have been in the developmental stage since our formation and have never engaged in any operational activities, other than issuing stock to our shareholders. Accordingly, we may be defined as a development stage or "shell" company whose sole purpose at this time is to identify and complete a merger or acquisition with a private entity.

We are filing this registration statement on a voluntary basis, as our primary attraction as a merger partner or acquisition vehicle will be our status as a reporting company with the Securities and Exchange Commission.

Our Business. We were incorporated on September 7, 2000, as a development stage or shell corporation that seeks to identify and complete a merger or acquisition with a private entity whose business presents an opportunity for our shareholder. We will review and evaluate business ventures for possible mergers or acquisitions. We have not yet entered into any agreement, nor do we have any commitment or understanding to enter into or become engaged in a transaction. Further, our objectives, discussed herein, are extremely general and are not intended to restrict our discretion.

A decision to participate in a specific business opportunity will be made based upon our analysis of the quality of the prospective business opportunity's management and personnel, assets, the anticipated acceptability of products or marketing concepts, the merit of a proposed business plan, and numerous other factors which are difficult, if not impossible, to analyze using any objective criteria.

We have no plans or arrangements proposed or under consideration for the issuance or sale of additional securities, prior to the identification of a business opportunity. Consequently, we anticipate that we will initially be able to participate in only one business opportunity, due primarily to our limited capital. The resulting lack of diversification should be considered a substantial risk, as we will not be able to offset potential losses from one venture against gains from another

Aspects of a Reporting Company. We believe that there are certain perceived benefits to being a reporting company, including the following:

     o    increased visibility in the financial community;

     o availability of information required under Rule 144 for trading of eligible securities;

     o compliance with requirements for participation on the OTC Bulletin Board maintained by the NASD or on the Nasdaq Small Cap Market;

     o    easier borrowing from financial institutions;

     o    improved trading efficiency;

     o    shareholder liquidity;

     o    greater ease in raising capital;

     o compensation of key employees through stock options for which there may be an easily determined market value; and

     o    enhanced corporate image.

We believe that there are also certain perceived disadvantages to being a reporting company, including the following:

     o    requirement for audited financial statements;

     o    required publication of otherwise confidential information;

     o required filings of periodic reports with the Securities and Exchange Commission; and

     o increased rules and regulations governing management, corporate activities and shareholder relations.

Comparison with Initial Public Offering. Certain private companies may find a business combination more attractive than an initial public offering of their securities. Reasons for preferring a business combination may include the following:

     o    inability to obtain underwriter;

     o    possible larger costs, fees and expenses;

     o    possible delays in the public offering process; and

     o    greater dilution of their outstanding securities.

Certain private companies may find a business combination less attractive than an initial public offering of their securities. Reasons for preferring an initial public offering may include the following:

     o    no investment capital raised through a business combination; and

     o    no underwriter support of after-market trading of the securities.

Potential Target Companies. A business entity, if any, which may be interested in a business combination with us may include the following:

     o a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

     o a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

     o a company which wishes to become public with less dilution of its common stock than would occur upon an initial public offering;

     o a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

     o a foreign company which may wish an initial entry into the United States securities market;

     o a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan; or

     o a company seeking one or more of the other perceived benefits of becoming a public company.

A business combination with a target company will normally involve the issuance to the target company of the majority of our issued and outstanding common stock, and the substitution by the target company of its own management and board of directors.

We cannot assure you that we will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

The proposed business activities described herein classify us as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. We will not issue or sell additional shares or take any efforts to cause a market to develop in our securities until such time as we have successfully implemented our business plan and we are no longer classified as a blank check company.

We are voluntarily filing this Registration Statement on Form 10-SB with the Securities and Exchange Commission and are under no obligation to do so pursuant to the Securities Exchange Act of 1934. We will continue to file all reports required pursuant to the Securities Exchange Act of 1934 until a business combination has occurred. A business combination will normally result in a change in control of our management. As a benefit of a business combination with us would normally be considered our status as a reporting company, we anticipate that we will continue to file reports pursuant to the Securities Exchange Act of 1934 following a business combination. We cannot assure you that this will occur or, if it does, for how long.

Government Regulation. It is impossible to anticipate government regulations, if any, to which we may be subject until we have acquired an interest in a business. The ownership or use of assets to conduct a business which we may acquire could subject us to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, we will endeavor to ascertain, to the extent of our limited resources, the effects of such government regulation on our prospective business. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a greater risk.

Competition. We will be involved in intense competition with other business entities, many of which will have a competitive edge over us by virtue of their stronger financial resources and prior experience in business. We cannot assure you we will be successful in obtaining suitable business opportunities.

Employees. We are a development stage company and currently have no employees. Our executive officers will devote only such time to our affairs as they deem appropriate, which is estimated to be approximately five (5) hours per month. We expect to use consultants, attorneys, and accountants, as necessary, and do not anticipate a need to engage any full-time employees so long as we are identifying and evaluating businesses. The need for employees and their availability will be considered in connection with a decision whether or not to acquire or participate in a specific business venture.

Risk Factors.

Information specified in this Registration Statement contains "forward looking statements" which can be identified by the use of forward-looking words such as "believes", "could", "possibly", "probably", "anticipates", "estimates", "projects", "expects", "may", "will", or "should" or other variations or similar words. We cannot assure you that the future results anticipated by those forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking statements.

Our business is subject to numerous risk factors, including the following:

We have no operating history nor revenue and minimal assets and operate at a loss.

We have had no operating history and no revenues or earnings from operations. We have no significant assets or financial resources. We have operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. Jessie Trego, our sole director, officer and principal shareholder has agreed to pay all of our expenses without repayment by us. We cannot assure you that we will ever be profitable.

Jessie Trego, our sole officer and director, is engaged in other activities that could have conflicts of interest with us.

Jessie Trego, our sole officer and director, has existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. As a result, conflicts of interest between us and the other activities of Ms. Trego may occur from time to time, in that Ms. Trego shall have conflicts of interest in allocating time, resources, services, and functions between the other business ventures in which Ms. Trego may be or become involved and our affairs.

The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company.

While business combinations with entities having established operating histories are preferred, we cannot assure you that we will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, market surveys or similar information which, if we had more funds available to us, would be desirable. In the event that we complete a business combination, the success of our operations will depend upon management of the target company and numerous other factors beyond our control. We cannot assure you that we can identify a target company and consummate a business combination.

There is a scarcity of and intense competition for business opportunities and combinations.

We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete with numerous other small public companies in seeking merger or acquisition candidates.

We do not have an agreement for a business combination or minimum requirements for business combination.

We have no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected as a target company. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which we would not consider a business combination with such business entity. Accordingly, we may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. We cannot assure you that we will be able to negotiate a business combination on terms favorable to us.

Jessie Trego is our sole officer, director and principal security holder and owns 100% of our outstanding shares of common stock.

Jessie Trego is our sole officer, director and principal shareholder. Because management consists of only one person, we do not benefit from multiple judgments that a greater number of directors or officers would provide, and we will rely completely on the judgment of our sole officer and director when selecting a target company. Ms. Trego anticipates devoting only a limited amount of time per month to our business and does not anticipate commencing any services until after the effective date of this Registration Statement. Ms. Trego has not entered into a written employment agreement with us and he is not expected to do so. We have not obtained key man life insurance on Ms. Trego. The loss of the services of Ms. Trego would adversely affect development of our business and our likelihood of continuing operations.

Jessie Trego, our sole director, officer and principal shareholder, owns 100% of our outstanding common stock. Such concentrated control of us may adversely affect the price of our common stock. Ms. Trego may also be able to exert significant influence, or even control matters requiring approval by our shareholders, including the election of directors, as a result of such ownership. In addition, certain provisions of Nevada law could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

We lack a public market for our common stock, which may make it difficult for investors to sell their shares.

There is no public market for our common stock and we cannot assure you that an active public market will develop or be sustained. Therefore, investors may not be able to find purchasers for their shares of our common stock. Should there develop a significant market for our securities, the market price for those securities may be significantly affected by such factors as our financial results and introduction of new products and services. Factors such as announcements of new or enhanced products by us or our competitors and quarter-to-quarter variations in our results of operations, as well as market conditions, may have a significant impact on the market price of our securities. Further, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many companies and that often has been unrelated or disproportionate to the operating performance of such companies.

The reporting requirements of the Securities Exchange Act of 1934 may delay or preclude our acquisition of a target company.

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, we are required to provide certain information about significant acquisitions including audited financial statements of the target company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by us. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Securities and Exchange Act of 1934 are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to us at the time of closing a business combination. In situations where audited financials are unavailable, we will have to rely upon unaudited information that has not been verified by outside auditors in making our decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for us.

We lack market research and marketing organization.

We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions contemplated by us. Moreover, we do not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by us, we cannot assure you that we will be successful in completing any such business combination.

We may be subject to regulation of the Investment Company Act of 1940.

In the event we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation pursuant to the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act of 1940, essentially means investments held by entities which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, we would be required to register with the Securities and Exchange Commission as an investment company pursuant to the Investment Company Act of 1940 and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status pursuant to the Investment Company Act of 1940. Any violation of Investment Company Act of 1940 could subject us to material adverse consequences.

A change in our control and management will likely occur in any business combination we may undertake.

A business combination involving the issuance of our common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in us. As a condition of the business combination agreement, Jessie Trego, our sole shareholder, may agree to sell or transfer all or a portion of her common stock in order to provide the target company with complete or majority control. Change in control of us will likely result in removal of our present officer and director and a corresponding reduction in or elimination of her participation in our future affairs.

Dilution of value of our common stock will likely occur in any business combination we may undertake.

A business combination normally will involve the issuance of a significant number of additional shares of our common stock. Depending upon the value of the assets acquired in such business combination, the per share value of our common stock may increase or decrease, perhaps significantly.

Federal and state tax consequences will likely be major considerations in any business combination we may undertake.

Transactions involving business combinations may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to us and the target company. We cannot assure you that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment, upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources. We have cash of $0.00 as of October 17, 2000. Jessie Trego, our sole officer and director, has paid our expenses since our formation, and we anticipate that Ms. Trego will continue to pay our expenses.

Results of Operations. We have not yet realized any revenue from operations, nor do we expect to in the foreseeable future.

Plan of Operation for the Next Twelve Months. We will review and evaluate business opportunities for possible mergers or acquisitions. We have not yet entered into any agreement, nor do we have any commitment or understanding to enter into or become engaged in a transaction.

A decision to participate in a specific business opportunity will be made based upon our analysis of the quality of the prospective business opportunity's management and personnel, assets, the anticipated acceptability of products or marketing concepts, the merit of a business plan, and numerous other factors, which are difficult, if not impossible, to analyze using any objective criteria.

Selection of a Business. We anticipate that potential business opportunities will be referred from various sources, including our officer and director, professional advisors, securities broker-dealers, venture capitalists, persons involved in the financial community, and others who may present unsolicited proposals. We will not engage in any general solicitation or advertising for a business opportunity and will rely on the personal relationships of our officer and director and her affiliates, as well as indirect associations with other business and professional people. Our reliance on "word of mouth" may limit the number of potential business opportunities identified. While it is not presently anticipated that we will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if we deem it in our best interest. Finder's fees paid to professional acquisition firms could involve one-time cash payments, payments based on a percentage of the business opportunity's revenues or product sales volume, payments involving issuance of securities, or any combination of these or other compensation arrangements. Consequently, we are unable to predict the cost of utilizing such services. As of October 17, 2000, there have been no discussions, agreements or understandings with any professional advisors, financial consultants, broker-dealers or venture capitalists. Our present intentions are to rely upon our President to perform those services normally provided by professional advisors or financial consultants.

We will not restrict our search to any particular business, industry, or geographical location. We reserve the right to evaluate and enter into any type of business in any location. In seeking a business venture, our decision will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation. We may participate in a newly organized business or in a more established business. Participation in a new business entails greater risks, as, in many instances, management of such a business may not have an established track record; the eventual market for such business' product or services will likely not be established; and the profitability of such business will be untested and impossible to forecast accurately. Should we participate in a more established business that is experiencing financial difficulty, risks may result from our inability to generate sufficient funds to manage or reverse the circumstances causing such financial problems.

The analysis of new businesses will be undertaken by or under the supervision of our sole officer and director. In analyzing prospective businesses, we will consider, to the extent applicable, the available technical, financial and managerial resources of any given business. We will also consider the following:

     o    nature of present and expected competition;

     o    potential advances in research and development or exploration;

     o    the potential for growth and expansion;

     o    the likelihood of sustaining a profit within given time periods;

     o the perceived public recognition or acceptance of products, services, trade or service marks;

     o    name identification; and

     o    other relevant factors.

We anticipate that the results of operations of a specific business may not necessarily be indicative of the potential for future earnings for that business, which may be impacted by a change in marketing strategies, business expansion, modifying product emphasis, changing or substantially augmenting management, and other factors.

We have no present intention to hire any independent advisors or consultants. Our officer will act in these capacities. We may pay a fee for locating a merger, acquisition or business combination candidate. No criteria will be used in determining who can act as a finder for us, other than we will require such finder to have all the necessary state or federal licenses to act in such capacity and receive compensation thereof. A finder will only be paid if we complete a transaction. All other terms of service will be negotiated on an individual basis and have not been determined as of yet. We have not yet contacted nor had any discussions with any finders.

We will analyze all relevant factors and make a determination based on a composite of available information, without reliance on any single factor. The period within which we will decide to participate in a given business venture cannot be predicted and will depend on the following factors:

     o    the time involved in identifying businesses;

     o    the time required for us to complete our analysis of such businesses;

     o the time required to prepare appropriate documentation to effect a merger or acquisition; and

     o    other circumstances.

Acquisition of a Business. The implementing of a structure that will result in any given business transaction, may cause us to become party to a merger, consolidation, purchase and sale of assets, purchase or sale of stock, or other reorganization involving another corporation, joint venture, partnership or licensee. The exact structure of the anticipated transaction cannot yet be determined, although we do not intend to participate in a business through by the acquisition of minority stock interests. Our current intention is to acquire a controlling interest in a business. Upon the completion of a transaction, it is likely that our present management will no longer control our affairs. Further, our present director may, as part of the terms of a prospective business transaction, resign and be replaced by new directors without a vote of our shareholders.

It is the opinion of the Office of Small Business of the Securities and Exchange Commission (as indicated in No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold by registration pursuant to the Securities Act of 1933. Upon consummation of a merger, we may decide to file the necessary and appropriate registration statements to register our common stock for promoters and affiliates and their transferees. In addition, the promoters or affiliates of blank check companies, as well as their transferees, are deemed to be "underwriters" of the securities of those blank check companies issued both before and after any business combination.

The issuance of a substantial amount of additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on such market.

While the actual terms of a transaction to which we may be a party cannot be determined at this time, it is expected that the parties to any business transaction will determine that it desirable to structure the merger or acquisition as a "tax-free" event pursuant to Sections 351 or 368(a) of the Internal Revenue Code of 1986. In order to obtain tax-free treatment under
Section 351 of the Internal Revenue Code of 1986, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, our shareholders would retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a)(1) of the Internal Revenue Code of 1986 provides for tax-free treatment of certain business reorganizations between corporate entities where one corporation is merged with or acquires the securities or assets of another corporation. Generally, we expect to be the acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of our voting securities pursuant to that
Section 368. The acquiring corporation will issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that our shareholders immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity. Therefore, regardless of the form of the business acquisition, it may be anticipated that our stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in us.

Notwithstanding the fact that we are technically the merging or acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if we had been acquired by the other entity owning the business and, therefore, will not permit an increase in the carrying value of the assets of the other business.

The manner in which we participate in a business will depend on the nature of the business, our respective needs and desires, the management of the business, and our relative negotiating strength and such other management.

We will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be determined at this time, generally, such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of paying costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition. Our operation following our merger or acquisition of a business will be dependent on the nature of the business and the interest acquired. We are unable to determine at this time whether we will be in control of the business or whether our present management will be in control of us following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

Item 3. Description of Property.

Property held by Us. We have no properties at this time and we have no agreements to acquire any properties. Our offices are provided to us at no charge by Jessie Trego, our sole officer and director. Ms. Trego has agreed to continue this arrangement until we complete a business combination.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

(a) Security Ownership of Certain Beneficial Owners. Other than our director and officer, there are no beneficial owners of 5% or more of our issued and outstanding common stock.

(b) Security Ownership by Management. As of October 17, 2000, our director and principal executive officer beneficially owned, in the aggregate, 5,000,000 shares of our common stock, or 100% of our common stock, as set forth on the following table:

Title of Class      Name of Beneficial Owner            Amount and Nature of          Percent of Class
--------------      ------------------------            Beneficial Owner              ----------------
                                                        --------------------
Common Stock        Jessie Trego                        5,000,000 shares              100%
                    23 Corporate Plaza, Suite 180       President, Secretary,
                    Newport Beach, California 92663     Treasurer and a Director

Common Stock        All Officer and Directors           5,000,000 shares              100%
                    as a Group

Changes in Control. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Our sole director and officer is specified on the following table:

================================================================================
Name and Address                     Age    Position
--------------------------------------------------------------------------------
Jessie Trego                         41     President, Secretary, Treasurer and
23 Corporate Plaza, Suite 180               sole Director
Newport Beach, California 92663
================================================================================

Jessie Trego. Ms. Trego is our President, Secretary, Treasurer, and sole director. From 1995 to the present, Ms. Trego has been self-employed as a computer consultant. Prior to 1995, Ms. Trego has been involved in the real estate industry and has extensive experience. Ms. Trego has not been an officer or director for a reporting company.

There are no agreements or understandings for our sole officer and director to resign at the request of another person, and our sole officer and director is not acting on behalf of nor will act at the direction of any other person, provided that our sole officer and director may agree to resign in connection with the consummation of a business combination with another entity.

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Ms. Trego from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting Ms. Trego of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft, nor are Ms. Trego, the officers or directors of any corporation or entity so enjoined.

Item 6. Remuneration of Directors and Officers.

Executive Compensation. Our sole officer and director does not receive any compensation for her services rendered to us, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with us. However, our sole officer and director anticipates receiving benefits as sole shareholder.

Item 7. Certain Relationships and Related Transactions.

Related Party Transactions. There have been no related party transactions, except for the following:

We issued 5,000,000 shares of our common stock to Jessie Trego, our sole officer and director, in exchange for services valued at $5,000.

Our offices are provided to us at no charge by Jessie Trego, our sole officer and director. Ms. Trego has agreed to continue this arrangement until we complete a business combination.

Item 8. Description of Securities.

We are authorized to issue 50,000,000 shares of common stock, $.001 par value, each share of common stock having equal rights and preferences, including voting privileges and 10,000,000 shares of preferred stock, $.001 par value. As of October 17, 2000, 5,000,000 shares of our common stock are issued and outstanding and no shares of our preferred stock are issued and outstanding.

Common Stock. Each shareholder of our common stock is entitled to a pro rata share of cash distributions, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available therefore; provided, however, that cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having preference in relation to our common stock.

Holders of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. All of the outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock. Our Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the Nevada General Corporation Law, to establish from time to time the number of shares to be included in each such series, and to determine the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, in certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although our Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, our Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over the then market price of such stock. Our Board of Directors does not, at present, intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any preferred stock.

Dividend Policy. Dividends, if any, will be contingent upon our revenues and earnings, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and, accordingly, our Board of Directors does not anticipate declaring any dividends prior to a business combination.

Following a business combination, a target company will normally wish to cause our common stock to trade in one or more United States securities markets. The target company may elect to take the action required for such trading following the business combination or at some later time.

In order to qualify for listing on the Nasdaq Small Cap Market, a company must meet the following minimum criteria:

     o net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three fiscal years of $750,000;

     o    public float of 1,000,000 shares with a market value of $5,000,000;

     o    a bid price of $4.00;

     o    three market makers;

     o    300 shareholders; and

     o an operating history of one year or, if less than one year, $50,000,000 in market capitalization.

For continued listing on the Nasdaq Small Cap Market, a company must meet the following minimum criteria:

     o net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three fiscal years of $500,000;

     o a public float of 500,000 shares with a market value of $1,000,000; a bid price of $1.00;

     o    two market makers; and

     o    300 shareholders.

If, after a business combination, we do not meet the qualifications for listing on the Nasdaq Small Cap Market, we may apply for quotation of our securities on the OTC Bulletin Board. In certain cases, we may elect to have our securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

To have our securities quoted on the OTC Bulletin Board we must:

     o report our current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators;

     o have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

The OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

In general, there is greatest liquidity for traded securities on the Nasdaq Small Cap Market, less on the OTC Bulletin Board, and least by quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict where, if at all, our securities will be traded following a business combination.

Transfer Agent. It is anticipated that Pacific Stock Transfer, 5844 South Pecos Road, Suite D, Las Vegas, Nevada, will act as transfer agent for our common stock.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

There is no public market for shares of our common stock, and no assurance can be given that an active public market will develop or be sustained. Therefore, investors may not be able to find purchasers for their shares of our common stock.

Penny Stock Regulation. The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:

     o a description of the nature and risks in the market for penny stocks in both public offerings and secondary trading;

     o a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of applicable securities' laws;

     o a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price;

     o    a toll-free telephone number for inquiries on disciplinary actions;

     o definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

     o such other information and is in such form (including language, type, size and format), as the Securities and Exchange Commission shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:

     o    the bid and offer quotations for the penny stock;

     o the compensation of the broker-dealer and its salesperson in the transaction;

     o the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

     o monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgement of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of our securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

Reports to Security Holders. We will be a reporting company pursuant to the Securities and Exchange Act of 1934 upon the effective date of this Registration Statement on Form 10-SB. As such, we will be required to provide an annual report to our security holders, which will include audited financial statements, and quarterly reports, and which will contain unaudited financial statements. The public may read and copy any materials filed with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

Investment Company Act of 1940. Although we will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, we believe we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation pursuant to the Investment Company Act of 1940. In such event, we would be required to register with the Securities and Exchange Commission as an investment company under the Investment Company Act of 1940 and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status pursuant to the Investment Company Act of 1940. Any violation of the Investment Company Act of 1940 would subject us to material adverse consequences.

Item 2. Legal Proceedings.

There is no litigation pending or threatened by or against us at this time.

Item 3. Changes in and Disagreements with Accountants.

There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities.

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On or about September 8, 2000, we issued 5,000,000 shares of our common stock to Jessie Trego, our sole officer and director, in reliance on the exemption specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D in a transaction not involving a public offering. The shares were issued in exchange for services valued at $5,000.

Item 5. Indemnification of Directors and Officers.

Article Seven of our Articles of Incorporation provides that our directors or officers shall not have any personal liability to us or our shareholders for damages for breach of fiduciary duty as a director or officer. Article Seven does not eliminate or limit the liability of a director or officer for the following:

     o acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or

     o the payment of dividends in violation of the Nevada General Corporation Law.

Accordingly, our officers or directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act of omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that act and is, therefore, unenforceable.

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Form 10-SB.

(a)  Index to Financial Statements.                                   Page

1    Independent Auditor's Report                                     F-1

2    Audited Balance Sheet                                            F-2
     as of September 30, 2000

3    Audited Statement of Operations                                  F-3
     for the Period from September 7, 2000
     (Inception) to September 30, 2000

4    Audited Statements of Stockholders'                              F-4
     Deficiency the Period from September 7, 2000
     (Inception) to September 30, 2000

5    Audited Statements of Cash Flows                                 F-5
     for the Period from September 7, 2000
     (Inception) to September 30, 2000

6    Notes to Financial Statements                              F-6 through F-8

                                   MAPLE CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

                                   MAPLE CORP.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS



                                    CONTENTS

                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                              F-1

BALANCE SHEET                                                             F-2

STATEMENT OF OPERATIONS                                                   F-3

STATEMENT OF STOCKHOLDERS' DEFICIENCY                                     F-4

STATEMENT OF CASH FLOWS                                                   F-5

NOTES TO FINANCIAL STATEMENTS                                          F-6 - F-8

                          INDEPENDENT AUDITORS' REPORT



TO THE BOARD OF DIRECTORS OF MAPLE CORP.:

We have audited the accompanying balance sheet of Maple Corp. (A Development Stage Company) as of September 30, 2000 and the related statements of operations, stockholder's equity and cash flows for the period from September 7, 2000 (inception) to September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maple Corp. as of September 30, 2000 and the results of its operations and its cash flows for the period from September 7, 2000 (inception) to September 30, 2000 in conformity with generally accepted accounting principles.


                                        MERDINGER, FRUCHTER ROSEN & CORSO, P.C.
                                        Certified Public Accountants

New York, New York
October 6, 2000

                                   MAPLE CORP.
                          (A Development Stage Company)
                                  BALANCE SHEET
                               SEPTEMBER 30, 2000



ASSETS                                                           $    --
                                                                 =======

LIABILITIES AND STOCKHOLDER'S EQUITY
     Liabilities                                                 $    --
                                                                 -------

STOCKHOLDER'S EQUITY
  Preferred stock, $0.001 par value;
    10,000,000 shares authorized,
     No shares issued and outstanding                                 --
  Common stock, $0.001 par value;
    50,000,000 shares authorized,
    5,000,000 shares issued and outstanding                        5,000
  Deficit accumulated during
    the development stage                                         (5,000)
                                                                 -------
     Total stockholder's equity                                       --
                                                                 -------

     Total liabilities and stockholder's equity                  $    --
                                                                 =======


   The accompanying notes are an integral part of these financial statements.

                                   MAPLE CORP.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                      FOR THE PERIOD FROM SEPTEMBER 7 2000
                        (INCEPTION) TO SEPTEMBER 30, 2000



Revenue                                                             $        --

General and administrative expenses                                       5,000
                                                                    -----------

Loss from operations before provision for income taxes                   (5,000)

Provision for income taxes                                                   --
                                                                    -----------

Net loss                                                            $    (5,000)
                                                                    ===========

Net loss per share - basic and diluted                              $        --
                                                                    ===========

Weighted average number of common shares
 outstanding                                                          5,000,000
                                                                    ===========


   The accompanying notes are an integral part of these financial statements.

                                   MAPLE CORP.
                          (A Development Stage Company)
                      STATEMENT OF STOCKHOLDER'S DEFICIENCY
               SEPTEMBER 7, 2000 (INCEPTION) TO SEPTEMBER 30, 2000


                                                                                           Deficit
                                                                                         Accumulated
                                                                Common Stock              During the
                                                          -------------------------      Development
                                                           Shares          Amount           Stage            Total
                                                          ---------       ---------       ---------        ---------
Balance, September 7, 2000                                       --       $      --       $      --        $      --

Issuance of shares for services - September 8, 2000       5,000,000           5,000              --            5,000

Net loss                                                         --              --          (5,000)          (5,000)
                                                          ---------       ---------       ---------        ---------
Balance, September 30, 2000                               5,000,000       $   5,000       $  (5,000)       $      --
                                                          =========       =========       =========        =========


   The accompanying notes are an integral part of these financial statements.

                                   MAPLE CORP.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
               SEPTEMBER 7, 2000 (INCEPTION) TO SEPTEMBER 30, 2000



CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                           $(5,000)
     Stock issued for services                                            5,000
                                                                        -------
NET CASH USED IN OPERATING ACTIVITIES                                        --
                                                                        -------


CASH AND CASH EQUIVALENTS - September 7, 2000                                --
                                                                        -------

CASH AND CASH EQUIVALENTS - September 30, 2000                          $    --
                                                                        =======


SUPPLEMENTAL INFORMATION:
     During the initial period September 7 to September 30, 2000, the Company paid no cash for interest or income taxes.


   The accompanying notes are an integral part of these financial statements.

                                   MAPLE CORP.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations

     Maple Corp. (the "Company") is currently a development-stage company under the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") NO. 7. The Company was incorporated under the laws of the state of Nevada on September 7, 2000.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

     Income Taxes

     Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

     Earnings Per Share

     The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share", which requires presentation of basic earnings per share ("BEPS") and diluted earnings per share ("DEPS"). The computation of BEPS is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares during the period. DEPS gives effect to all dilutive potential common shares outstanding during the period. The computation of DEPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of September 30, 2000, the Company has no securities that would effect loss per share if they were to be dilutive.

     Comprehensive Income

     SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The Company had no items of other comprehensive income and therefore has not presented a statement of comprehensive income.

                                   MAPLE CORP.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE 2 - INCOME TAXES

     The components of the provision for income taxes for the period from September 7, 2000 (inception) to September 30, 2000 are as follows:

         Current Tax Expense
             U.S. Federal                                          $    --
             State and Local                                            --
                                                                   -------
         Total Current                                                  --
                                                                   -------

         Deferred Tax Expense
             U.S. Federal                                               --
             State and Local                                            --
                                                                   -------
         Total Deferred                                                 --
                                                                   -------

         Total Tax Provision (Benefit) from
          Continuing Operations                                    $    --
                                                                   =======

     The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

         Federal Income Tax Rate                                      34.0%
         Effect of Valuation Allowance                               (34.0)%
                                                                   -------
         Effective Income Tax Rate                                     0.0%
                                                                   =======

     At September 30, 2000, the Company had net carryforward losses of $5,000. Because of the current uncertainty of realizing the benefits of the tax carryforward, a valuation allowance equal to the tax benefits for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

     Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of September 30, 2000 are as follows:

         Deferred Tax Assets
          Loss Carryforwards                                       $ 1,700

          Less:  Valuation Allowance                                (1,700)
                                                                   -------
          Net Deferred Tax Assets                                  $    --
                                                                   =======

     Net operating loss carryforwards expire in 2020.

                                   MAPLE CORP.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE 3 - COMMON STOCK

     On September 8 2000, the Company issued 5,000,000 shares of common stock for services valued at $5,000.

                                    PART III

Item 1.  Index to Exhibits

Exhibits.

Copies of the following documents are filed with this Registration Statement on Form 10-SB, as exhibits:

3.1      Articles of Incorporation of
         Maple Corp., a Nevada corporation                      E-1 through E-8

3.2      Bylaws of Maple Corp., a Nevada corporation            E-9 through E-34

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, we have duly caused this Registration Statement on Form 10-SB to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, California, on October 17, 2000.

                                             Maple Corp.
                                             a Nevada corporation


                                             By:  /s/ Jessie Trego
                                                  ----------------------------
                                                  Jessie Trego
                                             Its: President, Secretary,
                                                  Treasurer, Director


                                       18